Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2022 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	67,700	63,057	53,197	1,82,911	1,60,023	2,14,391
2	Cost of revenues	27,607	25,810	24,585	79,565	74,926	1,00,551
3	Gross profit (1 - 2)	40,093	37,247	28,612	1,03,346	85,097	1,13,840
4	Selling, general and administrative expenses	17,981	16,560	15,411	50,034	46,407	62,081
5	Research and development expenses	4,821	4,869	4,159	14,015	13,156	17,482
6	Impairment of non-current assets	134	25	47	159	47	7,562
7	Other (income)/expense,net	732	(334)	(240)	(5,626)	(2,470)	(2,761)
	Total operating expenses	23,668	21,120	19,377	58,582	57,140	84,364
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	16,425	16,127	9,235	44,764	27,957	29,476
	Finance income	279	153	504	3,128	1,902	3,077
	Finance expense	(418)	(309)	(215)	(1,074)	(642)	(958)
9	Finance (expense)/income,net	(139)	(156)	289	2,054	1,260	2,119
10	Share of profit of equity accounted investees, net of tax	60	140	185	294	598	703
11	Profit before tax (8 + 9 + 10)	16,346	16,111	9,709	47,112	29,815	32,298
12	Tax expense,net	3,875	4,983	2,644	11,637	7,122	8,730
13	Profit for the period/year (11 -12)	12,471	11,128	7,065	35,475	22,693	23,568
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	75.09	67.04	42.58	213.69	136.82	142.08
	Diluted earnings per share of Rs.5/- each	74.95	66.89	42.48	213.24	136.48	141.69
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information			All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,142	8,110	8,887	26,385	27,739	36,995
	b) Global Generics	59,241	55,946	44,508	1,59,511	1,33,052	1,79,170
	c) Others	701	677	1,418	2,118	3,788	4,481
	Total	70,084	64,733	54,813	1,88,014	1,64,579	2,20,646
	Less: Inter-segment revenues	2,384	1,676	1,616	5,103	4,556	6,255
	Net revenues	67,700	63,057	53,197	1,82,911	1,60,023	2,14,391

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,409	233	1,638	2,752	5,434	6,821
	b) Global Generics	38,255	36,567	25,731	99,221	76,440	1,03,270
	c) Others	429	447	1,243	1,373	3,223	3,749
	Total	40,093	37,247	28,612	1,03,346	85,097	1,13,840
	Less: Selling and other un-allocable expenditure, net of other income	23,747	21,136	18,903	56,234	55,282	81,542
	Total profit before tax	16,346	16,111	9,709	47,112	29,815	32,298

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	During the quarter and nine months ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively, representing government grants has been accounted for as a reduction from cost of revenues.

3	Included in “Other income/(expense), net” for the quarter ended 31 December 2022, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

4	On 23 June 2022, the Company entered into a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income, net’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	Revenues for the year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics and Others segment.

7	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:
a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;
b) Rs. 3,051 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

8	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter and nine months ended 31 December 2022.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended 31 December 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

11	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 January 2023.

12	The results for the quarter and nine months ended 31 December 2022 were subject to a "Limited Review" by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 25 January 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director